FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F[X]  Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the "Company") on December 9, 2004, announcing the sale of 2,200,000 shares of its Class A common stock at $25.00 per share.

ADDITIONAL INFORMATION

               None.

Exhibit 1
---------

NEWS RELEASE for December 9, 2004 at 7:35 AM EST
------------------------------------------------

Contact:  Joe Allen (investors)                 Christopher Georgakis, CEO
              Allen & Caron Inc                    Excel Maritime Carriers Ltd.
              212-691-8087                         +30 210 45 98 692
              joe@allencaron.com
              Len Hall (media)
              Allen & Caron Inc
              949-474-4300
              len@allencaron.com


                     EXCEL MARITIME ANNOUNCES SALE OF SHARES

PIRAEUS, GREECE (December 9, 2004) ... Excel Maritime Carriers Ltd. (AMEX:EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes, announced today that it has sold 2.2 million common shares, registered under its universal shelf registration statement, to institutional investors at $25.00 per share. The net proceeds to the Company before expenses were approximately $51.8 million, which the Company expects will be used primarily to acquire additional dry bulk vessels for the Company's fleet.

A copy of the prospectus and prospectus supplement may be obtained from the sales agent:

Cantor Fitzgerald & Co.
135 East 57th St.
New York, NY 10022
(telephone) 212-829-4803

About Excel Maritime
--------------------

          Excel Maritime Carriers Ltd is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------

          This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter and spot or voyage charter revenues; net operating days; dry bulk carrier supply and demand; supply and demand for commodities; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; changes in environmental, safety and other regulations affecting the shipping industry; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of dry bulk carrier newbuilding orders or less than anticipated rates of dry bulk carrier scrapping; changes in trading patterns significantly impacting overall dry bulk carrier tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                             # # # #

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                   EXCEL MARITIME CARRIERS LTD.
                           (registrant)



Dated:  December 9, 2004              By: /s/ Christopher J. Georgakis
                                         ----------------------------
                                              Christopher J. Georgakis
                                              President and
                                              Chief Executive Officer



02545.0001 #533000